Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

						Six
						Months Ended
	Year Ended December 31,					June 30,
	2006	2007	2008	2009	2010	2011
Earnings
Pre-tax income *	$33,030	$28,098	$101,701	$60,148	$67,070	$44,124
Fixed charges	19,783	19,766	26,850	27,368	39,164	25,842

Total earnings	$52,813	$47,864	$128,551	$87,516	$106,234	$69,966

Fixed Charges
Interest expense	$19,151	$18,896	$25,346	$24,878	$35,982	$24,140
Rental interest factor	632	870	1,504	2,490	3,182	1,702

Total fixed charges	$19,783	$19,766	$26,850	$27,368	$39,164	$25,842

Ratio of earnings to fixed charges	2.7x	2.4x	4.8x	3.2x	2.7x	2.7x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.